ETF Series Solutions
615 East Michigan Street | Milwaukee, Wisconsin 53202
June 7, 2022
Ms. Samantha A. Brutlag
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	ETF Series Solutions (the “Trust”) AAM Transformers ETF (the “Fund”) File Nos. 333-179562 and 811-22668
Dear Ms. Brutlag:
This correspondence responds to comments that the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to Post-Effective Amendment No. 791 to the Trust’s Registration Statement on Form N-1A filed April 1, 2022 (the “Amendment”) with respect to the Fund, a series of the Trust. For your convenience, the comments have been reproduced with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
Comment 1.Please provide a completed fee table and expense example and confirm that there are not any fee waiver or expense reimbursement arrangements.
Response:    The Trust so confirms. The fees and expenses table for the Fund will appear as follows:
Fees and Expenses of the Fund
The following table describes the fees and expenses you may pay if you buy, hold, and sell shares of the Fund (“Shares”). This table and the Example below do not include the brokerage commissions and other fees to financial intermediaries that investors may pay on their purchases and sales of Shares.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.49%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.49%
(1) Estimated for the current fiscal year.
Expense Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then continue to hold or redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:
1 Year:         $50        3 Years:        $157

Comment 2.Complete the bracketed information on page 4 of the Prospectus. Please also include disclosure that the Fund will be investing in mid- and/or large-capitalization companies.
Response:    The requested changes have been made. The revised disclosure will appear as follows:
“As of June 3, 2022, there were 168 companies in the Index, with a market capitalization ranging from $2 billion to $2,353 billion. The Index will only consist of mid- and large-capitalization companies greater than $2 billion at the time of each reconstruction.”
Comment 3.Please order the risks to prioritize those risks that are most likely to adversely affect the Fund’s net asset value, yield, and/or total return. Please note that after listing the most significant risks to the Fund, the remaining risks may be alphabetized. Please refer to ADI 2019-08 “Improving Principal Risks Disclosure.”
Response:    The Trust has reviewed the Fund’s risk disclosures to ensure that such disclosures are tailored appropriately to the risks of the Fund, not overly lengthy or technical, and that the risks the Staff would consider as the most significant risks are not obscured or constructed in a manner that could render the disclosure misleading. Additionally, the Trust believes that ordering the risks alphabetically makes it easier for investors to find applicable risk factors and compare them across funds.
While the Trust respectfully declines to reorder the principal risks, the Trust notes that the following disclosure is included before the first paragraph under “Principal Investment Risks” in the Fund’s summary section with similar language in response to Item 9 of Form N-1A to help investors understand the importance of reading each risk disclosure regardless of their sequence: “The principal risks are presented in alphabetical order to facilitate finding particular risks and comparing them with other funds. Each risk summarized below is considered a ‘principal risk’ of investing in the Fund, regardless of the order in which it appears.”

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If you have any questions regarding the above response, please do not hesitate to contact me at (414) 765-6316 or alyssa.bernard@usbank.com.
Sincerely,

/s/ Alyssa M. Bernard
Alyssa M. Bernard
Vice President
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